ML MAN BAYSWATER FUTURESACCESS LLC
c/o Merrill Lynch Alternative Investments LLC
1200 Merrill Lynch Drive (1B)
Pennington, NJ 08534

December 19, 2007

VIA EDGAR AND OVERNIGHT COURIER Mr. Byron Cooper Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.W. Washington, D.C. 20549

Re:	ML Man Bayswater FuturesAccess LLC (the “Fund”) Form 10 Filed November 13, 2007 File No. 000-52908

Ladies and Gentlemen:

The undersigned, as Chief Financial Officer of Merrill Lynch Alternative Investments LLC, the Fund’s manager (the “Manager”), hereby requests the withdrawal, effective immediately, of the Fund’s Form 10 filed on November 13, 2007.  The registration of a class of the Fund’s securities would have been voluntary, and the Manager has determined not to seek such registration.  The Fund currently has a single unitholder, which is an affiliate of the Manager, and the Manager intends to liquidate the Fund.

If the Staff has any questions or would like any further information, please do not hesitate to call the undersigned at (800) 765-0995 or Joshua Westerholm at (312) 853-7778.

Sincerely

/s/ Barbra E. Kocsis
Name: Barbra E. Kocsis
Title: Chief Financial Officer Merrill Lynch Alternative Investments LLC

cc:           Ms. Karen J. Garnett
                Mr. Michael McTiernan